CUSIP No. 449172204	Schedule 13D/A	Page 1 of 27

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

HYSTER-YALE MATERIALS HANDLING, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,716
	8	SHARED VOTING POWER 1,704,754
	9	SOLE DISPOSITIVE POWER 31,716
	10	SHARED DISPOSITIVE POWER 1,704,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.53%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,715,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,470
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.53%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 4 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,586
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 58,586
	10	SHARED DISPOSITIVE POWER 1,679,387
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,737,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.57%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 5 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,266
	8	SHARED VOTING POWER 217,394
	9	SOLE DISPOSITIVE POWER 64,266
	10	SHARED DISPOSITIVE POWER 1,654,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,718,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.08%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 6 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 672,693
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.25%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 7 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Theodore D. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,137
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,137
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 8 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Britton T. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,497
	10	SHARED DISPOSITIVE POWER 5,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 9 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank F. Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,958
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,958
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 10 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Parker Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,322
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 11 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DiAhn Taplin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,755
	10	SHARED DISPOSITIVE POWER 35,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.06%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 12 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 449172204	Schedule 13D/A	Page 13 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 14 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin, Jr. (by James T. Rankin, as Custodian)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 15 of 27

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 16 of 27

Part II to Schedule 13D/A

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by certain signatories to the Stockholders’ Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended, the “Stockholders’ Agreement”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 14, 2014 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 17, 2015 (“Amendment No. 3”), as further amended by Amendment No. 4. filed on February 16, 2016 (“Amendment No. 4”) and as further amended by Amendment No. 5 filed on February 14, 2017 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Filings”). This Amendment No. 6 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Helen R. Butler are hereby deleted and replaced by the following:

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a Sales Associate at Wool & Willow.

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Theodore D. Taplin are hereby deleted and replaced by the following:

Theodore D. Taplin. Mr. Taplin’s resident address is 102 Sycamore Avenue, Mill Valley, California 94941. He is a consultant for non-profit arts organization.

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of NACCO Industries, Inc. and The North American Coal Corporation.

CUSIP No. 449172204	Schedule 13D/A	Page 17 of 27

The statements under the heading Clara Rankin Butler (by John C. Butler, Jr. as custodian), are hereby deleted and replaced by the following:

Clara Rankin Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

The statements under the heading Griffin B. Butler (by John C. Butler, Jr. as custodian), are hereby deleted and replaced by the following:

Griffin B. Butler. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. He is not employed.

The statements under the heading The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000, are hereby deleted and replaced by the following:

The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The statements under the heading Scott W. Seelbach, are hereby deleted and replaced by the following:

Scott W. Seelbach. Mr. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. He is a private equity principal.

The statements under the heading Clara Rankin Butler 2002 Trust, dated November 5, 2002, are hereby deleted and replaced by the following:

Clara Rankin Butler 2002 Trust, dated November 5, 2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of NACCO Industries, Inc. and The North American Coal Corporation.

The statements under the heading Griffin Bedwell Butler 2002 Trust, dated November 5, 2002, are hereby deleted and replaced by the following:

Griffin Bedwell Butler 2002 Trust, dated November 5, 2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of NACCO Industries, Inc. and The North American Coal Corporation.

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

The statements under the heading BTR 2012 GST Trust for Helen R. Butler are hereby deleted and replaced by the following:

BTR 2012 GST Trust for Helen R. Butler. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading BTR 2012 GST Trust for Clara R. Williams are hereby deleted and replaced by the following:

BTR 2012 GST Trust for Clara R. Williams. Alfred M. Rankin, Jr. is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

CUSIP No. 449172204	Schedule 13D/A	Page 18 of 27

The statements under the heading Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin, are hereby deleted and replaced by the following:

Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin. Mr. Thomas P. K. Rankin is the trustee. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

The statements under the heading Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin are hereby deleted and replaced by the following:

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. Mr. James T. Rankin is the trustee. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin, are hereby deleted and replaced by the following:

Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin. Ms. Julia L. Rankin Kuipers is the trustee of the trust. Ms. Kuipers’ resident address is 11 Sargent Road Winchester, MA 02138. She is not employed.

The statements under the heading Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers, are hereby deleted and replaced by the following:

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers. Ms. Julia R. Kuipers is the trustee. Ms. Kuipers’ home address is 11 Sargent Road Winchester, MA 02138. She is not employed.

The following new Reporting Persons shall be added:

Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian). Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

James T. Rankin, Jr. (by James T. Rankin, as Custodian). Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 01890. She is not employed.

CUSIP No. 449172204	Schedule 13D/A	Page 19 of 27

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 31,716 shares of Class B Common and shares the power to vote and dispose of 1,704,754 shares of Class B Common. Collectively, the 1,736,470 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.53% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,715,464 shares of Class B Common. Collectively, the 1,736,470 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 44.53% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Helen R. Butler are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,679,387 shares of Class B Common. Collectively, the 1,737,973 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 44.57% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Clara T. Rankin Williams are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 64,266 shares of Class B Common, shares the power to vote 217,394 shares of Class B Common and shares the power to dispose of 1,654,447 shares of Class B Common. Collectively, the 1,718,713 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 44.08% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Beatrice B. Taplin are hereby deleted and replaced in their entirety by the following:

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 672,693 shares of Class B Common. Collectively, the 672,693 shares of Class B Common beneficially owned by Ms. Taplin constitute approximately 17.25% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Theodore D. Taplin are hereby deleted and replaced in their entirety by the following:

Theodore D. Taplin. Mr. Taplin has the sole power to vote and dispose of 17,137 shares of Class B Common. Collectively, the 17,137 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.44% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Britton T. Taplin are hereby deleted and replaced in their entirety by the following:

Britton T. Taplin. Mr. Taplin has the sole power to vote and dispose of 35,497 shares of Class B Common and shares the power to dispose of 5,755 shares of Class B Common. Collectively, the 41,252 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 1.06% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading Frank F. Taplin are hereby deleted and replaced in their entirety by the following:

Frank F. Taplin. Mr. Taplin has the sole power to vote and dispose of 1,958 shares of Class B Common. Collectively, the 1,958 shares of Class B Common beneficially owned by Mr. Taplin constitute approximately 0.05% of the Class B Common outstanding as of December 31, 2017.

CUSIP No. 449172204	Schedule 13D/A	Page 20 of 27

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced in their entirety by the following:

Thomas Parker Rankin. Mr. Rankin has the sole power to vote and dispose of 8,322 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 346,617 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 8.89% of the Class B Common outstanding as of December 31, 2017.

The statements under the heading DiAhn Taplin are hereby deleted and replaced in their entirety by the following:

DiAhn Taplin. Ms. Taplin has the sole power to vote and dispose of 5,755 shares of Class B Common and shares the power to dispose of 35,497 shares of Class B Common. Collectively, the 41,252 shares of Class B Common beneficially owned by Ms. Taplin constitute approximately 1.06% of the Class B Common outstanding as of December 31, 2017.

The following new Reporting Persons shall be added:

Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers. The trust has no power to vote or dispose of any shares of Class B Common.

Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian). Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

James T. Rankin, Jr. (by James T. Rankin, as Custodian). Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers has no power to vote or dispose of any shares of Class B Common.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Filings is hereby amended by inserting at the end thereof the following:

Effective February 6, 2017, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 14 and is incorporated herein in its entirety.

The information provided in the Filings with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”), dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 2 to the Initial Filing, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 15 hereto and incorporated herein by reference, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 16 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 17 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

CUSIP No. 449172204	Schedule 13D/A	Page 21 of 27

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided in the Filings with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 3 to the Initial Filing, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 18 hereto and incorporated herein by reference, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 19 hereto and incorporated herein by reference, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 20 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 21 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided in the Filings with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 4 to the Initial Filing, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 22 hereto and incorporated herein by reference, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 23 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 24 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

CUSIP No. 449172204	Schedule 13D/A	Page 22 of 27

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 14	Seventh Amendment to Stockholders’ Agreement, dated as of February 6, 2017, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on May 2, 2017, Commission File Number 000-54799).

Exhibit 15	Written Consent of General Partners of Rankin Associates I, L.P., executed as of December 31, 2012 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to the Issuer’s Class B common stock, initially filed on February 14, 2014 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-87003)).

Exhibit 16	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 3 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 17	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 18	Amendment No. 1 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 26, 2001 (incorporated by reference to Exhibit 7 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 19	Amendment No. 2 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 17, 2002 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 20	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 21	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 22	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of March 22, 2006 (incorporated by reference to Exhibit 10 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 23	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 11 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

CUSIP No. 449172204	Schedule 13D/A	Page 23 of 27

Exhibit 24	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of December 12, 2017.

Exhibit 25	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 449172204	Schedule 13D/A	Page 24 of 27

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankins
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*

CUSIP No. 449172204	Schedule 13D/A	Page 25 of 27

Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*
Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*
Attorney-in-Fact for David B.H. Williams as Custodian for Helen Charles Williams*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*
Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust, dated January 21, 1966, National City Bank & Beatrice Taplin, as Trustees, fbo Beatrice B. Taplin*
Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*
Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*
Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*

CUSIP No. 449172204	Schedule 13D/A	Page 26 of 27

Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*
Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Cory Freyer*
Attorney-in-Fact for Jennifer Dickerman*
Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co- Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966*
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin**
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin**
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers***
Attorney-in-Fact for AMR Associates, LP****
Attorney-in-Fact for Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015*****

CUSIP No. 449172204	Schedule 13D/A	Page 27 of 27

Attorney-in-Fact for Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015*****
Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III*****
Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers******
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)******
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)******
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)******

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 7 to the Schedule 13D/A filed on February 14, 2013.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on April 29, 2015.
***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D/A filed on February 16, 2016.
****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 11 to the Schedule 13D/A filed on February 14, 2017.
*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 12 to the Schedule 13D/A filed on February 14, 2017.
******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 14 filed hereto.